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           UNITED STATES                          OMB Number:       3235-0145
 SECURITIES AND EXCHANGE COMMISSION               Expires:   October 31, 2002
       WASHINGTON, D.C. 20549                     Estimated average burden
                                                  Hours per response . . .14.90
                                                -------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                         (Amendment No. ______________)*

                          UNION ACCEPTANCE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    904832102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John M. Eggemeyer, III
                     6051 El Tordo Rancho Santa Fe, CA 92067
                              Phone: (858) 756-8300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this
Schedule because of Rule 13d-1(b)(3) or (4), check the following: [_]

Check the following box if a fee is being paid with the statement (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
(See Rule 13d-7). [_]

                                  Page 1 of 21

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

----------------------------------        --------------------------------------
CUSIP No.      904832102                       Page 2 of 21
----------------------------------        --------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Castle Creek Capital Partners Fund I, LP
     Federal ID No.: 36-4073941
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF    7      SOLE VOTING POWER
      SHARES             205,400 (1)
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY     8      SHARED VOTING POWER
       EACH
    REPORTING     --------------------------------------------------------------
      PERSON      9      SOLE DISPOSITIVE POWER
       WITH              205,400 (1)
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     205,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.88%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN (limited partnership)

--------------------------------------------------------------------------------

                                  Page 2 of 21

FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND I, LP
(1)  Power is exercised through its sole general partner, Castle Creek Capital
     LLC.

                                  Page 3 of 21

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

----------------------------------        --------------------------------------
CUSIP No.      904832102                       Page 4 of 21
----------------------------------        --------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Castle Creek Capital Partners Fund IIa, LP
     Federal ID No.: 68-0415156
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF    7      SOLE VOTING POWER
      SHARES             3,020,349 (1)
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY     8      SHARED VOTING POWER
       EACH
    REPORTING     --------------------------------------------------------------
      PERSON      9      SOLE DISPOSITIVE POWER
       WITH              3,020,349 (1)
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,020,349
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.89%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN (limited partnership)
--------------------------------------------------------------------------------

                                  Page 4 of 21

FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND IIA, LP
(1)  Power is exercised through its sole general partner, Castle Creek Capital
     LLC.

                                  Page 5 of 21

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

----------------------------------        --------------------------------------
CUSIP No.      904832102                       Page 6 of 21
----------------------------------        --------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Castle Creek Capital Partners Fund IIb, LP
     Federal ID No.: 68-0415157
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF    7      SOLE VOTING POWER
      SHARES             1,275,809 (1)
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY     8      SHARED VOTING POWER
       EACH
    REPORTING     --------------------------------------------------------------
      PERSON      9      SOLE DISPOSITIVE POWER
       WITH              1,275,809 (1)
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,275,809
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.44%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN (limited partnership)
--------------------------------------------------------------------------------

                                  Page 6 of 21

FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND IIB, LP
(1)  Power is exercised through its sole general partner, Castle Creek Capital
     LLC.

                                  Page 7 of 21

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

----------------------------------        --------------------------------------
CUSIP No.      904832102                       Page 8 of 21
----------------------------------        --------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Castle Creek Capital LLC
     Federal ID No.: 36-4073477
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF    7      SOLE VOTING POWER
      SHARES             4,501,558 (1)
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY     8      SHARED VOTING POWER
       EACH
    REPORTING     --------------------------------------------------------------
      PERSON      9      SOLE DISPOSITIVE POWER
       WITH              4,501,558 (1)
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,501,558 (1) (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.21%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     00 (limited liability company)
--------------------------------------------------------------------------------

                                  Page 8 of 21

FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL LLC
(1)  Power is exercised through its controlling members, Eggemeyer Advisory
     Corp. and WJR Corp.

(2)  Solely in its capacity as sole general partner of Castle Creek Capital
     Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle
     Creek Capital Partners Fund IIb, LP.

                                  Page 9 of 21

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

----------------------------------        --------------------------------------
CUSIP No.      904832102                       Page 10 of 21
----------------------------------        --------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Eggemeyer Advisory Corp.
     Federal ID No.: 36-4104569
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF    7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY     8      SHARED VOTING POWER
       EACH              4,501,558 (1)
    REPORTING     --------------------------------------------------------------
      PERSON      9      SOLE DISPOSITIVE POWER
       WITH
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         4,501,558 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,501,558 (1) (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.21%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     00 (limited liability company)
--------------------------------------------------------------------------------

                                 Page 10 of 21

FOOTNOTES TO FACING SHEET FOR EGGEMEYER ADVISORY CORP.
(1)  Power is exercised through its sole shareholder and president, John M.
     Eggemeyer, III.

(2)  In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP, Castle
     Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund
     IIb, LP.

                                 Page 11 of 21

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

----------------------------------        --------------------------------------
CUSIP No.      904832102                       Page 12 of 21
----------------------------------        --------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     John M. Eggemeyer, III
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
     NUMBER OF    7      SOLE VOTING POWER
      SHARES             127,953 (1)
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY     8      SHARED VOTING POWER
       EACH              4,501,558 (2)
    REPORTING     --------------------------------------------------------------
      PERSON      9      SOLE DISPOSITIVE POWER
       WITH              127,953 (1)
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         4,501,558 (2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,629,511 (1) (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.76%
--------------------------------------------------------------------------------
14   REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                 Page 12 of 21

FOOTNOTES TO FACING SHEET FOR JOHN M. EGGEMEYER, III

(1)  Owned by John M. Eggemeyer, III.

(2)  Consists of 4,501,558 shares for which power is exercised as President of
     Castle Creek Capital LLC and as sole shareholder of one of its controlling members. Power is shared with William J. Ruh as Executive Vice President of
     Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

                                 Page 13 of 21

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

----------------------------------        --------------------------------------
CUSIP No.      904832102                       Page 14 of 21
----------------------------------        --------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     WJR Corp.
     Federal ID No.: 36-4046499
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
      NUMBER OF    7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY   --------------------------------------------------------------
      OWNED BY     8      SHARED VOTING POWER
        EACH              4,501,558 (1)
     REPORTING     --------------------------------------------------------------
       PERSON      9      SOLE DISPOSITIVE POWER
        WITH
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         4,501,558 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,501,558 (1) (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.21%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     00 (limited liability company)
--------------------------------------------------------------------------------

                                 Page 14 of 21

FOOTNOTES TO FACING SHEET FOR WJR CORP.
(1)  Power is exercised through its sole shareholder and president, William J.
     Ruh.

(2)  In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP, Castle
     Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund
     IIb, LP.

                                 Page 15 of 21

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

----------------------------------        --------------------------------------
CUSIP No.      904832102                       Page 16 of 21
----------------------------------        --------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     William J. Ruh
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
     NUMBER OF    7      SOLE VOTING POWER
      SHARES             36,800 (1)
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY     8      SHARED VOTING POWER
       EACH              4,501,558 (2)
    REPORTING     --------------------------------------------------------------
      PERSON      9      SOLE DISPOSITIVE POWER
       WITH              36,800 (1)
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         4,501,558 (2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,538,358 (1) (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.37%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                 Page 16 of 21

FOOTNOTES TO FACING SHEET FOR WILLIAM J. RUH
(1)  Includes 36,800 shares owned by family members over which William J. Ruh exercises voting and dispositive power.

(2)  Includes 4,501,558 shares for which power is exercised as Executive Vice
     President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members. Power is shared with John M. Eggemeyer, III as
     President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

                                 Page 17 of 21

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Class A common stock, no par value, (the
"Common Stock") of Union Acceptance Corp. (the "Issuer"). The address of the
Issuer's principal executive offices is 250 North Shadeland Avenue,
Indianapolis, IN 46219.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) The names of the persons filing this statement are: Castle
Creek Capital Partners Fund I, LP, a Delaware limited partnership ("Fund I");
Castle Creek Capital Partners Fund IIa, LP, a Delaware limited partnership
("Fund IIa"); Castle Creek Capital Partners Fund IIb, LP, a Delaware limited partnership ("Fund IIb"); Castle Creek Capital LLC, a Delaware limited liability company and the sole general partner of Fund I, Fund IIa and Fund IIb (the
"General Partner"); Eggemeyer Advisory Corp., a Delaware corporation and a controlling member of the General Partner ("EAC"); John M. Eggemeyer, III, a
California resident and the sole shareholder and President of EAC and the
President of the General Partner ("Eggemeyer"); WJR Corp., a Delaware
corporation and a controlling member of the General Partner ("WJR"); and William
J. Ruh, a California resident and the sole shareholder and President of WJR and the Executive Vice President of the General Partner ("Ruh"); (the "Reporting
Persons"). The business address for each of the Reporting Persons is 6051 El
Tordo, Rancho Santa Fe, California 92067.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Eggemeyer is a citizen of the United States of America. Ruh is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 13, 2001, Fund IIa purchased 1,197,861 shares of Issuer's
Common Stock, and on June 14, 2001, Fund IIa purchased 911,244 shares of
Issuer's Common Stock. Each of these shares of Issuer's Common Stock was purchased at $5.00 per share at an aggregate purchase price of $10,545,525. On
June 13, 2001, Fund IIb purchased 505,981 shares of Issuer's Common Stock, and on June 14, 2001, Fund IIb purchased 384,914 shares of Issuer's Common Stock.
Each of these shares of Issuer's Common Stock was purchased at $5.00 per share at an aggregate purchase price of $4,454,475. The purchases by both Fund IIa and
Fund IIb were funded from capital contributions received from its limited partners.

         On June 22, 2001, Eggemeyer purchased 75,000 shares of Issuer's Common
Stock. Each of these shares of Issuer's Common Stock was purchased at $5.00 per share at an aggregate purchase price of $375,000. The purchases were funded with personal funds available to Eggemeyer.

         On June 13, 2001, Ruh purchased 21,100 shares of Issuer's Common Stock, and on June 22, 2001, Ruh purchased 10,450 shares of Issuer's Common Stock. Each of these shares of Issuer's Common Stock was purchased at $5.00 per share at an aggregate purchase price of $157,750. The purchases were funded with personal funds available to Ruh.

                                 Page 18 of 21

ITEM 4.  PURPOSE OF TRANSACTION.

         The purchases by Fund IIa, Fund IIb, Eggemeyer and Ruh of shares of
Common Stock were for investment purposes. The purchases in June 2001 were in connection with the Issuer's rights offering.

         Each Reporting Person expects to evaluate on an ongoing basis the financial condition, business operations and prospects, market price of the
Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time: acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock; dispose of shares of Common Stock; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the
Common Stock. Any such transactions may be effected at any time and from time to time through open market purchases, one or more tender offers, privately negotiated transactions or otherwise, subject in each case to any applicable limitations of the Securities Act of 1933, as amended (the "Securities Act"). To the knowledge of each Reporting Person, each director and executive officer of the General Partner, EAC and WJR may make the same evaluation and reserves the same rights.

         The Reporting Persons view their relationship with the Issuer as strategic and intend to actively support the business strategies developed by the Issuer's Board of Directors and to bring to the Issuer's attention business transactions, including extraordinary corporate transactions, that the Reporting
Persons believe may be of interest to the Issuer. These transactions might involve changes in the Board, management, capitalization, dividend policy, business or corporate structure, charter, by-laws or instruments corresponding thereto of the Issuer and other matters that could arise in material business transactions.

         As of the date of the filing of this Statement, none of the Reporting
Persons, nor, to the best knowledge and belief of any of such entities'
respective executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a)
through (j) of Item 4 of Schedule 13D.

ITEM 5  INTEREST IN SECURITIES OF ISSUER.

         (a) Fund I beneficially owns 205,400 shares of Common Stock or 0.88% of the Issuer's outstanding Common Stock. Fund IIa beneficially owns 3,020,349 shares of Common Stock or 12.89% of the Issuer's outstanding Common Stock. Fund
IIb beneficially owns 1,275,809 shares of Common Stock or 5.44% of the Issuer's outstanding Common Stock. Each of Fund I, Fund IIa and Fund IIb disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its partners or the other Reporting Persons.

         The General Partner beneficially owns 4,501,558 shares of Common Stock or 19.21% of the Issuer's outstanding Common Stock. The General Partner beneficially owns these shares in its capacity as sole general partner of Fund
I, Fund IIa and Fund IIb.

         EAC beneficially owns 4,501,558 shares of Common Stock or 19.21% of the
Issuer's outstanding Common Stock. EAC beneficially owns these shares in its capacity as a controlling member of the General Partner, the sole general partner of Fund I, Fund IIa and Fund IIb.

         Eggemeyer beneficially owns 4,629,511 shares of Common Stock or 19.76%
of the Issuer's outstanding Common Stock. This amount consists of 4,501,558 shares of Common Stock beneficially owned in his capacity as the sole shareholder and President of EAC and the President of the General Partner, the
sole general partner of Fund I, Fund IIa and Fund IIb, and 127,953 shares of
Common Stock owned individually.

         WJR beneficially owns 4,501,558 shares of Common Stock or 19.21% of the
Issuer's outstanding Common Stock. WJR beneficially owns these shares in its capacity as a controlling member of the General Partner, the sole general partner of Fund I, Fund IIa and Fund IIb.

                                 Page 19 of 21

         Ruh beneficially owns 4,538,358 shares of Common Stock or 19.37% of the
Issuer's outstanding Common Stock. This amount includes 4,501,558 shares of
Common Stock beneficially owned in his capacity as the sole shareholder and
President of WJR and the Executive Vice President of the General Partner, the
sole general partner of Fund I, Fund IIa and Fund IIb, and 36,800 shares of
Common Stock owned individually.

         (b) Fund I has the sole voting and dispositive powers over the 205,400 shares of Common Stock beneficially owned by it, representing approximately
0.88% of the Issuer's outstanding Common Stock. Fund IIa has the sole voting and dispositive power over 3,020,349 shares of Common Stock beneficially owned by it, representing approximately 12.89% of the Issuer's outstanding Common Stock.
Fund IIb has the sole voting and dispositive power over 1,275,809 shares of
Common Stock beneficially owned by it, representing approximately 5.44% of the
Issuer's outstanding Common Stock. Such voting and dispositive powers are exercised by the General Partner in its capacity as general partner of Fund I,
Fund IIa and Fund IIb, respectively, which are exercised by EAC and WJR as the controlling members of the General Partner which in turn are exercised by
Eggemeyer as the sole stockholder and President of EAC and as President of the
General Partner and Ruh as the sole shareholder and President of WJR and as
Executive Vice President of the General Partner. In addition, Eggemeyer exercises voting and dispositive power over 127,953 shares owned by him and Ruh exercises voting and dispositive power over 36,800 shares of Common Stock owned by him and/or members of his family.

         (c) During the past sixty days, the Reporting Persons made the following purchases of the Issuer's common Stock:

Name          Date of Purchase   Number of Shares   Price per Share      Aggregate
                                     Purchased                        Purchase Price

Fund IIa        June 13, 2001        1,197,861          $5.00              $5,989,305
                June 14, 2001          911,244          $5.00              $4,556,220

Fund IIb        June 13, 2001          505,981          $5.00              $2,529,905
                June 14, 2001          384,194          $5.00              $1,924,570

Eggemeyer       June 22, 2001           75,000          $5.00                $375,000

Ruh             June 13, 2001           21,100          $5.00                $105,500
                June 22, 2001           10,450          $5.00                 $52,250

         Each of the above listed transactions was effected under the rights offering of the Issuer, whose principal executive office is located at the address listed above in Item 1.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

         As indicated above in Item 5(b), each of Fund I, Fund IIa and Fund IIb is a limited partnership, the general partner of which is the General Partner.
Each of EAC and WJR is a controlling member of the General Partner.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                 Page 20 of 21

                                   SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2001

CASTLE CREEK CAPITAL PARTNERS FUND I, LP
By:       Castle Creek Capital, LLC
          Its General Partner

          By: /s/ William J. Ruh
              ----------------------------
              Its Executive Vice President

CASTLE CREEK CAPITAL PARTNERS FUND IIa, LP
By:       Castle Creek Capital, LLC
          Its General Partner

          By: /s/ William J. Ruh
              ----------------------------
              Its Executive Vice President

CASTLE CREEK CAPITAL PARTNERS FUND IIb, LP
By:       Castle Creek Capital, LLC
          Its General Partner

          By: /s/ William J. Ruh
              ----------------------------
              Its Executive Vice President

CASTLE CREEK CAPITAL, LLC

By:       /s/ William J. Ruh
          --------------------------------
          Its Executive Vice President

EGGEMEYER ADVISORY CORP.

By:       /s/ John M. Eggemeyer, III
          --------------------------------
          Its President

/s/ John M. Eggemeyer, III
------------------------------------------
John M. Eggemeyer, III

WJR CORP.

By:       /s/ William J. Ruh
          --------------------------------
          Its President

/s/ William J. Ruh
------------------------------------------
William J. Ruh

                                 Page 21 of 21